Exhibit 99.2

RCG Starboard Advisors, LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

October 10, 2008

Mr. Arthur Rhein
Agilysys, Inc.
Chairman, President and Chief Executive Officer
2255 Glades Road, Suite 301
Boca Raton, FL 33431

CC: Board of Directors

Dear Art:

As you know, funds managed by RCG Starboard Advisors, LLC, an affiliate of Ramius LLC (collectively, “Ramius”) are one of the largest shareholders of Agilysys, Inc. (“Agilysys” or the “Company”), owning approximately 12.5% of the shares outstanding.  We were extremely disappointed with both the timing and content of your earnings pre-announcement, which was filed mid-day on October 2, 2008 in the midst of a market swoon that saw the broader stock market indices decline by over 5%.  Although we can understand and appreciate the need to appropriately update shareholders regarding revised expectations for financial performance, we believe the Company did shareholders a disservice by failing to provide any update on the previously announced strategic alternatives review process.  In this time of serious market turmoil, letting shareholders know where the strategic evaluation process currently stands is a key factor for any shareholder assessing its investment in the Company.  The Company’s previously stated policy that it “intends to disclose developments regarding the strategic evaluation process only if and when the board has approved a specific course of action” is simply not acceptable under the current market conditions. By omitting an update on the process and failing to even acknowledge in the earnings pre-announcement that the process is ongoing, we believe you have created undue uncertainty and significant unwarranted risk to shareholders in breach of your fiduciary duties at a time when transparency and stability are crucial.

Our market intelligence leads us to believe that buyers remain interested in Agilysys, even given the weak operating environment and tightening credit markets, and we remain convinced that there exists a unique opportunity to unlock significant shareholder value by pursuing either a sale of the entire Company in one transaction or a sale of the Company’s parts.

As we have discussed with you at length, Agilysys has underperformed expectations for several quarters.  This, in turn, has driven shareholders to lose faith in management’s ability to improve the Company’s operating performance.  Such lack of investor confidence is a primary reason that Agilysys remains significantly undervalued.  Any attempt to fix the Company’s operations at this point would be “too little, too late” in our opinion and, instead, we believe that real structural changes are now required.  Agilysys is currently structured as a conglomerate that includes three distinct businesses with few synergies, different business models, and varying growth rates and profit margins.  The heavily bloated corporate cost structure, which currently has a run-rate of more than $40 million per year, is significantly impairing consolidated financial performance and therefore further damaging public market valuation.  To remedy this valuation discrepancy and provide shareholders with the best risk-adjusted outcome, management and the Board must promptly and diligently complete the strategic alternatives review process and consummate a sale of the Company, in whole or in part.  If sold, we believe Agilysys could be worth between $10.80 and $17.27 per share.

If at the end of the process the Board is presented with one or more offers to acquire the Company, we urge the Board to negotiate the best possible price, sign a definitive merger agreement, and let the shareholder vote decide whether the merger consideration is acceptable and in shareholders’ best interests.  Should the process for some reason not culminate in the sale of the Company, we urge the Board to then take all steps necessary and within its power to finalize and file the Company’s Annual Report on Form 10-K as soon as reasonably practicable so that the Company can hold its 2008 annual meeting of shareholders (the “2008 Annual Meeting”) without further delay.  We note that the Company typically holds its annual meeting of shareholders in July of each year and that the Company’s Amended Code of Regulations provides that the annual meeting shall be held at 2:00 p.m. on the last Thursday in June if the Board has not otherwise designated a date for the annual meeting to be held.  As you know, on June 20, 2008, we submitted a notice letter to the Company nominating three individuals for election to the Agilysys Board of Directors at the 2008 Annual Meeting.  Less than a week later, the Company announced that it was establishing a special committee to oversee a strategic evaluation process.  We sincerely hope that the special committee is conducting a real process and that the Company’s announcement was not just a hollow public response to our nominations.  In the event the Company is not sold, we intend to fully exercise our rights as shareholders in seeking to change the current composition of the Agilysys Board.  If elected, our director nominees are committed to pursuing initiatives that are in the best interest of all Agilysys shareholders and to promptly enhancing shareholder value in accordance with their fiduciary duties.

We have included a review of our valuation methodology for Agilysys which we believe demonstrates the potential value creation opportunity and the need to take decisive action to address the vast discrepancy between the public market valuation and fair value.

Hospitality Solutions Group (HSG)

Over the past several years, HSG has become one of the leading technology providers for the worldwide hospitality and food services markets.  HSG demonstrated a strong organic growth rate of 17.9% in fiscal year 2008, and our research indicates that the Company’s product portfolio is well positioned to succeed in both domestic and international markets.  HSG’s pro-forma, fiscal year 2008 EBITDA margin of approximately 15% and management’s EBITDA margin target of 17% to 19% are comparable to those of the industry leader, Micros Systems Inc.’s (NASDAQ: MCRS) (“Micros”), which has an LTM EBITDA margin of 17.2% and a projected forward EBITDA margin of 17.9%.  Given the strong operating performance and attractive growth prospects, we believe HSG should generate strong interest from financial and strategic buyers at multiples significantly higher than where Agilysys trades on a consolidated basis.

	Low	High
Estimated Fiscal Year 2009 HSG Revenue	$110.0	$115.0
Assumed EBITDA Margin	15.0%	19.0%
Implied EBITDA	$16.5	$21.9

Source: Ramius estimates.

Retail Solutions Group (RSG)

RSG is one of the largest technology solution providers for the retail industry.  RSG has a blue-chip customer list, a broad solutions offering, and is well positioned for long-term growth.  In fiscal year 2008, this segment posted a 48.8% organic revenue growth rate and an adjusted EBITDA margin of 5.8%.  Although the EBITDA margin is within management’s target range of 5% to 7%, we urge management to proactively manage the cost structure in order to maintain profitability in this difficult economic environment.

	Low	High
Estimated Fiscal Year 2009 RSG Revenue	$110.0	$115.0
Assumed EBITDA Margin	5.0%	7.0%
Implied EBITDA	$5.5	$8.1

Source: Ramius estimates.

Technology Solutions Group (TSG)

TSG generated fiscal year 2008 revenue of $566.5 million, making it one of the largest national Value-Added Resellers (“VARs”).  In fiscal year 2008, TSG reported adjusted EBITDA of $27.8 million, an EBITDA margin of just 4.9%.  Based on our analysis below, it appears that, when excluding the results from Innovativ Systems Design (“Innovativ”), which was acquired in 2007, the remaining $371.5 million of TSG revenue was approximately breakeven in 2008.

This is demonstrated by the structure of an amendment to an earn-out agreement struck between Agilysys and Innovativ’s former shareholders on April 11, 2007.  As part of the agreement, Agilysys agreed to make an upfront payment of $35 million on the first anniversary of the closing of the Innovativ acquisition.  The $35 million payment was calculated based on the formula of $2 for every $1 of cumulative EBITDA over the first two years after closing that was greater than $50 million.  Thus the $35 million payout implies that management expected Innovativ to exceed the EBITDA hurdle of $50 million over two years by at least $17.5 million.  Therefore management must have expected Innovativ to contribute at least $67.5 million over a two year period, or more than $33.8 million per year on average.  Since the Innovativ acquisition closed on July 2, 2007 and Agilysys’ fiscal year ends on March 31, only nine months, or 75% worth of Innovativ’s post-acquisition fiscal year 2008 EBITDA of $33.8 million would have been consolidated in Agilysys’ fiscal 2008 results.  This implies that Innovativ contributed approximately $25.3 million to TSG’s fiscal year 2008 EBITDA.   Or said differently, the remaining businesses contributed just $2.5 million in EBITDA.

(in millions)
Earn-out Payment to Innovativ	$35.0
Divide: Payout in dollars for every $1 of EBITDA Over the Hurdle	2.0
Implied Expectation for Incremental Innovativ EBITDA	$17.5

Earn-out EBITDA Hurdle the Over Two Year Period	$50.0
Add: Expected Innovative Incremental EBITDA	17.5
Implied Minimum Expected Innovativ EBITDA over theTwo Year Period	$67.5

Average Annual Innovativ EBITDA (Divide by 2)	$33.8
Contribution of Innovativ EBITDA to TSG's FY 2008 EBITDA (%)	75.0%
Implied Innovativ Contribution to TSG's FY 2008 EBITDA	$25.3

Total TSG FY 2008 EBITDA	$27.8
Less: Innovativ's Contribution to FY 2008 EBITDA	25.3
Implied Contribution from Non-Innovativ EBITDA	$2.5

Estimated Innovativ FY 2008 Revenue	$260.0
Contibution to TSG's FY 2008 Revenue (%)	75.0%
Implied Contribution from Innovativ Revenue to TSG's FY 2008 Revenue	$195.0

TSG's FY 2008 Revenue	$566.5
Less: Innovativ Portion of Revenue	195.0
Implied Revenue for Non-Innovativ Business	371.5
Implied FY 2008 EBITDA Margin on Non-Innovativ Business
0.7%

Assuming that Innovativ maintained its pre-acquisition annual revenue run-rate of $260 million, and given that only nine months worth have been consolidated into Agilysys fiscal year 2008 results, this implies that Innovativ contributed approximately $195.0 million in revenue to TSG’s 2008 results.  Thus TSG’s remaining businesses contributed approximately $371.5 million in revenue.

If our assumptions are correct, that would imply that TSG’s non-Innovativ businesses generated approximately $2.5 million in EBITDA on revenue of approximately $371.5 million, which translates to an EBITDA margin of just 0.7%.  This is simply unacceptable.

	Low	High
Estimated Fiscal Year 2009 TSG Revenue	$590.0	$595.0
Assumed EBITDA Margin	7.0%	8.0%
Implied EBITDA	$41.3	$47.6

Source: Ramius estimates.

Scale does not appear to be the issue.  Based on our analysis, we believe Innovativ’s EBITDA margin looks to be approximately 13% on a revenue run-rate of $260 million.  Prior to being acquired by Agilysys in April 2007, Stack Computer (“Stack”), an EMC reseller, had an EBITDA margin of 8% on a revenue run-rate of just $55 million.  Therefore, we believe the issue must be strategy, execution, and cost management.

While the $17 million restructuring initiative announced in the fourth quarter press release appears to be a step in the right direction, it is clearly not sufficient to address the underperformance.  In addition to a comprehensive review of the cost structure, we believe management must re-assess TSG’s go-to-market product sales and service offerings on the IBM, HP, and EMC side of the business in order to ensure that all angles are being explored to drive maximum operating margin improvement.  Based on our industry research and considering the historical performance of the acquired businesses, such as Stack Computer, for example, once restructured, we believe TSG EBITDA margins should be above the high end of management’s target of 5% to 7%.

Corporate Overhead

We believe there is significant opportunity to reduce the level of corporate overhead, which is costing Agilysys approximately $40 million per year. The midpoint of management’s fiscal year 2009 revenue and EBITDA guidance is $817.5 million and $22.0 million, respectively. This implies an EBITDA margin of just 2.7%, an unacceptable level considering that 1) management guidance includes an expected $10.5 million cost reduction benefit from the ongoing restructuring program, which we believe was not targeted at corporate overhead, and 2) the Company’s HSG segment has EBITDA margins that are in the mid-teens.

To further demonstrate this point, Arrow Electronics Inc. (NYSE: ARW) (“Arrow”), which is a distributor of many of the products Agilysys sells to its customers, and Avnet Inc. (NYSE: AVT) (“Avnet”), a former distributor of products sold by Innovativ, are expected to have calendar year 2009 EBITDA margins of 4.5% and 4.6%, respectively.  Based on our industry sources and conversations with you, we believe that well-run VARs should have EBITDA margins significantly higher than those of distributors.  This is clearly supported by Innovativ’s 2008 EBITDA margin of approximately 13%, and Stack’s historical 8% EBITDA margin.

Our analysis indicates that there is an opportunity to significantly improve margins at Agilysys by reducing corporate overhead by $15 million to $20 million.  Adding the mid-point of these reductions, $17.5 million, to the mid-point of management’s EBITDA guidance of $22 million, would result in a pro-forma EBITDA of $39.5 million and a pro-forma EBITDA margin of just 4.8%, which is barely above those of Arrow and Avnet.  If restructured, we believe Agilysys has the potential to perform significantly better.  You have previously acknowledged that Agilysys’ corporate overhead structure is too large given the current revenue run-rate, thus we urge management to proactively take action to reduce corporate overhead.

Valuation

From a valuation perspective, we believe there are two ways to achieve maximum value for shareholders on a risk-adjusted basis - a sale of the entire Company in one transaction or a sale of the Company’s parts.

We believe that HSG could be sold for a value in the range of between $132 million and $161 million.  Our estimated value represents 1.2x to 1.4x forward revenue, which coincides with a fiscal year 2009 EBITDA multiple of between 6.5x and 7.9x.  Our estimates assume HSG can achieve the mid-point of management’s 17% to 19% EBITDA margin target for this business, which would result in EBITDA of $20.3 million and a revenue run-rate of $112.5 million.  We believe our multiple assumptions are reasonable given that the closest pure competitor to Agilysys, Micros, trades at fiscal year 2009 revenue and EBITDA multiples of 1.2x and 6.6x, respectively.  Based on these assumptions, a sale of HSG could generate between $5.39 and $6.57 per share in after-tax proceeds.

We believe the remaining pure-play VAR business would command a valuation multiple of between 4.5x and 6.5x EBITDA in a sale, the mid-point of which is a modest premium to the multiples of Agilysys’ current and former distributors outlined below.

Comparable Company Statistics

		Market	Enterprise	EBITDA		Enterprise Value/EBIDTA				EBIDTA Margin
Company	Ticker	Cap	Value	LTM	CY 2009	LTM		2009		LTM	2009
Arrow Electronics	ARW	$2,586.60	$3,744.00	$772.3	$764.5	4.8	x	4.9	x	4.6%	4.5%
Avnet	AVT	2,921.0	3,505.8	808.6	858.0	4.3		4.1		4.5%	4.6%

					Average	4.6	x	4.5	x	4.6%	4.6%

Source' CapitallQ, First Call, and Ramius estimates.

On a sum-of-the-parts basis, we believe the Company could be valued for between $10.80 and $17.27 per share.  This represents a premium of between 70.0% and 172.0% to the October 9, 2008 $6.35 share price.

			(in millions, except per share data)
	Low		High		After-Tax Proceeds
					Low	High
HSG:
Estimated Fiscal Year 2009 Revenue	$110.0		$115.0
Assumed Exit Revenue Multiple	1.2	x	1.4	x
Implied Pre-Tax Value for HSG	$132.0		$161.0

Estimated Cost Basis	$166.4		$166.4
Tax Rate	35.0%		35.0%
Tax Leakage on the Sale	0.0		0.0
After Tax Proceeds from the Sale of HSG	$132.0		$161.0		$132.0	$161.0

Assumed EBITDA margin (I)	12.0%		19.0%
Implied HSG EBITDA	$13.2		$21.9

RSG:
Estimated Fiscal Year 2009 RSG Revenue	$110.0		$115.0
Assumed EBITDA Margin	5.0%		7.0%
Implied RSG EBITDA	$5.5		$8.1

TSG:
Estimated Fiscal Year 2009 TSG Revenue	$590.0		$595.0
Assumed EBITDA Margin	7.0%		8.0%
Implied TSG EBITDA	$41.3		$47.6

RSG & TSG Combined:
Combined RSG and TSG EBITDA	$46.8		$55.7
Less: Corporate EBITDA	38.0		38.0
Plus: Corporate Overhead Reductions	15.0		20.0
Implied Pro-forma EBITDA	$23.8		$37.7
Assumed Exit EBITDA Multiple	4.5	x	6.5	x
Implied Pre-Tax Value for RSG and TSG Assets	$107.1		$244.7

Estimated Cost Basis	$222.0		$222.0
Tax Rate	35.0%		35.0%
Tax Leakage on the Sale	0.0		8.0
After Tax Proceeds from the Sale of RSG and TSG Assets	$107.1		$236.8		$107.1	$236.8

Total Proceeds from Asset Sales					$239.1	$397.8
Plus: Cash					45.0	45.0
Less: Debt					14.6	14.6
Less: Severance Expenses					5.0	5.0
Net Proceeds Available for Distribution					$264.5	$423.2
Shares Outstanding					24.5	24.5
Implied Price Per Share					$10.80	$17.27
Premium/(Discount)					70.0%	172.0%

Source: Ramius estimates.
(1) The low end of EBITDA margin includes $3.1 million in non-recurring software development expenses for the Guest360 product.

We firmly believe management and the Board have a unique opportunity to unlock significant shareholder value by executing on the initiatives we have outlined above.  We will continue to monitor the situation closely and expect that management and the Board will expeditiously explore all available alternatives to maximize shareholder value and provide shareholders with updates on the status of the process.  Additionally, we expect Agilysys to file its Annual Report on Form 10-K and hold the 2008 Annual Meeting as soon as practically possible thereafter.  The status quo is not an acceptable option.

We are available to answer any questions you may have.  Please feel free to contact me any time at (xxx) xxx-xxxx.

Best regards,

Mark Mitchell
Partner
RAMIUS LLC